Exhibit 99.2

Baidu, Inc.

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: BIDU; HKEX: 9888)

NOTICE OF ANNUAL GENERAL MEETING

To be held on June 28, 2022

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Baidu, Inc. (the “Company”) will be held at Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, The People’s Republic of China, on June 28, 2022 at 9:00 a.m. (local time). No proposal will be submitted for shareholder approval at the AGM.

The board of directors of the Company has fixed the close of business on May 27, 2022 (Beijing time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F and/or Hong Kong annual report, free of charge, from the Company’s website at http://ir.baidu.com, from SEC’s website at www.sec.gov (for the annual report on Form 20-F) or the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk (for the Hong Kong annual report).

By Order of the Board of Directors,
Baidu, Inc.

/s/ Robin Yanhong Li
Mr. Robin Yanhong Li
Chairman of the Board and Chief Executive Officer

Beijing, China

May 31, 2022